November 30, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (301) 841-2380

John K. Delaney
Chairman and Chief Executive Officer
CapitalSource, Inc.
4445 Willard Avenue
12th Floor
Chevy Chase, MD 20815

> **Re: CapitalSource, Inc.**
> **Definitive 14A**
> **Filed April 2, 2007**
> **File No. 1-31753**

Dear Mr. Delaney:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter[s] or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3729.

Sincerely,

Craig Slivka
Attorney Advisor